Exhibit 8.2
July 22, 2010
Board of Directors
Century Next Financial Corporation
Bank of Ruston
505 North Vienna Street
Ruston, Louisiana 71270
Gentlemen:
You have requested our opinion regarding the State of Louisiana income tax consequences of the conversion of Bank of Ruston (“Bank”) from a federally chartered mutual savings bank to a federally chartered stock savings bank. In the conversion, all of the Bank’s to-be-issued capital stock will be acquired by Century Next Financial Corporation (“Company”), a newly organized Louisiana corporation. This entire transaction will be referred to as the “conversion.”
We have reviewed: (1) the federal income tax opinion prepared by the firm of Elias, Matz, Tiernan & Herrick, L.L.P. dated July 21, 2010, which has been provided to you; (2) what we believe to be the entire draft of the Company’s Registration Form S-1 Statement; and (3) the prospectus issued June 17, 2010 in connection with this transaction.
We have not reviewed any other documents incident to this transaction but anticipate that they will reflect the facts, representations, and other information as contemplated in the information referenced above.
Our opinion relies extensively on the conclusions reached in the federal income tax opinion rendered by Elias, Matz, Tiernan & Herrick L.L.P. If the ultimate federal tax treatment of the transaction is different than anticipated in such tax opinion, our conclusions as outlined herein might be significantly impacted.
DESCRIPTION OF TRANSACTION
The conversion contemplates that the Bank will be converting to a federally chartered stock savings bank from a mutual form of organization (“Bank Conversion”). The Company will be organized as a newly formed bank holding company; all of the Bank’s to-be-issued capital stock will be acquired by the Company. The Company will own all the common stock of the Bank.

Board of Directors
July 22, 2010

LOUISIANA LAW AND ANALYSIS
Corporations
The State of Louisiana imposes a tax upon the income of corporations (and other entities taxed as corporations for federal tax purposes).
o	Tax is based on a corporation’s “Louisiana taxable income” – see Louisiana Revised Statute Section 47:287.11.

o	Louisiana taxable income equals Louisiana net income less federal income tax – Section 47:287.69.

o	Louisiana net income equals net income allocated and apportioned to the State of Louisiana – Section 47:287.67.

o	Net income for a corporation equals taxable income “computed in accordance with federal law” subject to certain modifications – Section 47:287.65.

o	Modifications are outlined in Section 47:287.71 and Section 47:287.73. They do not include any modifications related to tax-free reorganizations pursuant to the Internal Revenue Code.
As the above references indicate, the State of Louisiana generally subjects corporations to income tax on the same basis as they are treated for federal tax purposes. Accordingly, since it is anticipated that the reorganization will not subject any of the corporations to federal income tax, the reorganization will not impose any Louisiana income tax upon Century Next Financial Corporation or Bank of Ruston.
Individuals
The State of Louisiana also follows a “piggy back” approach with respect to the taxation of individuals in that the general base for taxation starts with federal adjusted gross income. While the statute requires several modifications to federal income in arriving at income subject to Louisiana income tax, none of these modifications relate in any way to the federal reorganization provisions as they apply to the effects on shareholders and security holders under Subchapter C, Part III, Subpart B of the Internal Revenue Code (see LRS Section 47:290 and Section 47:293). Accordingly, one would conclude that Louisiana will not impose any tax on owners of the Company or the Bank, as long as the transaction is free of tax under federal tax law.
Estates and Trusts
Louisiana taxes income of estates and trusts in a manner similar to that imposed upon individuals. Generally, federal rules are followed (see Section 47:162 and Section 47:182).

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July 22, 2010

Partnerships
Louisiana Revised Statute Section 47:201 provides that partnerships are generally not subject to tax in the State of Louisiana. However, partnerships having any members who are not individuals or who are not residents of Louisiana, shall be required to file a partnership return of income reporting its income and deductions and allocating these items between and among its partners (see Section 47:201 and Section 47:201.1) for inclusion in each partner’s tax return.
In summary, Louisiana taxation of reorganizations follows the federal tax treatment of such transactions. Corporations or other organizations which are parties to tax free organization or reorganization under federal law will not be subject to tax on the transactions pursuant to Louisiana statutes. Similarly, any shareholders or security holders (owners) which are afforded tax free treatment under federal law will also avoid current Louisiana tax on the transaction.
LAW AND ANALYSIS
Elias, Matz, Tiernan & Herrick, L.L.P. have expressed their opinion with respect to federal income tax purposes as follows:
     Section 368(a)(1)(F) of the Code provides that a mere change in the identity, form or place of organization of one corporation, however effected, is a reorganization (“Type F” reorganization). If a transaction qualifies as a Type F reorganization, it will generally be nontaxable to the corporation and its stockholders under related provisions of the Code.
     In Rev. Rul. 80-105, 1980-1 C.B. 78, the Service considered the federal income tax consequences of the conversion of a federal mutual savings and loan association into a state stock savings and loan association. The ruling concluded that the conversion qualified as a mere change in identity, form or place of organization within the meaning of Section 368(a)(1)(F) of the Code. The rationale for this conclusion is not clearly expressed in the ruling, but two factors are stressed. First, the changes at the corporate level other than the place of organization and form of organization were regarded as insubstantial. The converted association continued its business in the same manner and it had the same savings accounts and loans. The converted association continued its membership in the Federal Savings and Loan Insurance Corporation (replaced subsequently by the DIF) and remained subject to the regulations of the Federal Home Loan Bank Board (which was replaced subsequently by the Office of Thrift Supervision). Second, the ruling states that the ownership rights of the depositors in the mutual company are “more nominal than real.” Although the ruling does not explain the significance of this statement, subsequent administrative interpretations have indicated that the Service believes these nominal rights are preserved in the liquidation account that is typically established for the depositors’ benefit. This approach enables the Service to distinguish the tax treatment of conversion transactions from the tax treatment of acquisitive transactions in which mutual companies acquire stock companies. See Paulsen v. Com’r, 469 U.S. 131 (1985); Rev. Rul. 69-6, 1969-1 C.B. 104.

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July 22, 2010

     The Service has extended the holding of Rev. Rul. 80-105 to transactions similar to the one contemplated by the Bank and the Company, in which a conversion from mutual to stock form occurs simultaneously with the creation of a holding company. See e.g. private letter rulings numbered 9140014 and 9144031. While these rulings have no precedential value, they do indicate the current views of the Service on the issues presented. Hanover Bank v. U.S., 369 U.S. 672, 686 (1962).
     In our opinion and based on your Representation Letter, the conversion of the Bank from a federally chartered mutual savings bank to a federally chartered stock savings bank, and the sale of its capital stock to the Company, will constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Code because the transaction represents a mere change in the form of organization of a single corporation. There will be no change in the Bank’s business or operations, nor in its loans and deposits, all of which will become loans and deposits of the converted Bank. The only significant difference between the assets of the Bank before and after the Conversion will be the infusion of new capital. An infusion of capital occurs in all conversion transactions, however, and had no effect upon the Service’s analysis in Rev. Rul. 80-105. The ownership rights of the depositors of the mutual Bank, which have nominal value, will be preserved through their inchoate interests in the liquidation account in the converted Bank. This account will be substantially the same as the liquidation account described in Rev. Rul. 80-105.
     Because the Bank’s change in form from mutual to stock ownership will constitute a reorganization under Section 368(a)(1)(F) of the Code and neither the Bank nor the Company will recognize any gain or loss as a result of the conversion pursuant to Section 361 of the Code and Rev. Rul. 80-105, it is also our opinion that (i) no gain or loss will be recognized by the Company upon its receipt of money in exchange for shares of Common Stock issued pursuant to the Plan of Conversion; (ii) no gain or loss will be recognized by the Bank or the Company upon the purchase of the Bank’s capital stock by the Company; (iii) no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders upon the issuance to them of deposit accounts in the Bank in its stock form plus their interests in the liquidation account in exchange for their deposit accounts in the Bank in its mutual form; (iv) the tax basis of the depositors’ deposit accounts in the Bank immediately after the Conversion will be the same as the basis of their deposit accounts immediately prior to the Conversion; (v) the tax basis of each Eligible Account Holder’s and Supplemental Eligible Account Holder’s interest in the liquidation account will be zero; (vi) the tax basis to the stockholders of the Common Stock of the Company purchased in the Conversion will be the amount paid therefore; and (vii) the holding period for shares of Common Stock will begin on the date of the exercise of the subscription right if purchased in the Subscription Offering and on the day after the date of purchase if purchased in the Community Offering.
     It is further our opinion that it is more likely than not that the Eligible Account Holders and Supplemental Eligible Account Holders will not recognize gain upon the issuance to them of withdrawable savings accounts in the Bank following the Conversion, interests in the liquidation account and nontransferable subscription rights to purchase Common Stock in exchange for their savings accounts and proprietary interests in the Bank. We note, however, that the issue of

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July 22, 2010

whether or not the subscription rights have value is dependent upon all of the facts and circumstances that occur. We further note that in PLR 9332029, the IRS was requested to address the federal tax treatment of the receipt and exercise of nontransferable subscription rights in another conversion, and the IRS declined to express any opinion. If the nontransferable subscription rights to purchase Common Stock are subsequently found to have an ascertainable market value greater than zero, income may be recognized by various recipients of the nontransferable subscription rights (in certain cases, whether or not the rights are exercised) and the Company and/or the Bank may be taxed on the distribution of the nontransferable subscription rights under Section 311 of the Code. In this event, the nontransferable subscription rights may be taxed partially or entirely at ordinary income tax rates.
Subject to the limitations outlined herein, it is our opinion that each of the foregoing opinions of Elias, Matz, Tiernan & Herrick, L.L.P. with respect to the federal income taxation of the reorganization will also apply to the Louisiana income tax treatment of this transaction in so much as these opinions relate to the recognition of gain or loss, basis, holding period, and other tax attributes imposed upon the participants in the transaction.
Our opinion is based on the Louisiana income tax statutes, regulations, judicial, and administrative authorities as they exist at the current point in time. If there is any substantial change in these authorities prior to the occurrence of the reorganization, it could impact the conclusions and opinions outlined above. We assume no responsibility to update our opinion in the event of such a change unless any user or any entity which has relied on this opinion specifically requests that we do so.
Naturally, our opinion is not binding upon the Louisiana Department of Revenue. There is no assurance, and none is hereby given, that the state will not take a position contrary to one or more of the conclusions reflected herein. It is possible that our opinion would not be upheld if challenged by the state. As previously mentioned, our opinions rely heavily on the federal income tax treatment of the transaction being ultimately determined as outlined in the opinion of Elias, Matz, Tiernan & Herrick, L.L.P. If the Internal Revenue Service were able to successfully challenge one or more of the conclusions reached in such opinion, the Louisiana income taxation of the reorganization would also be affected.
Our opinion is limited to the Louisiana Income Tax treatment of the transaction; no opinion has been requested and, accordingly, no opinion is expressed, with respect to the imposition of any other state taxes, such as Louisiana Franchise Tax or Louisiana State Tax, which might be impacted by the transaction.
We accept no responsibility to defend our opinion against any challenge from the Louisiana Department of Revenue, the Internal Revenue Service, or any entity or person that relies on the conclusions expressed herein.
We hereby consent to the filing of this opinion as an exhibit to the Company’s Application H (e)1-S as filed with the OTS and to the Stock Holding Company’s Registration Statement on

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July 22, 2010

Form S-1 as filed with the Securities and Exchange Commission. We also consent to the references to our firm in the Prospectus contained in the Form AC volumes I, II, and III Form S-1 under the captions “The Reorganization and Stock Issuance – Effects of Reorganization – Tax Effects” and “Legal and Tax Opinions,” and to the summary of our opinion in such Prospectus.
Sincerely,
/s/ Heard, McElroy & Vestal, LLP
Heard, McElroy & Vestal, L.L.P.